Exhibit 99.2

Curaleaf Holdings, Inc. Investor Relations

Curaleaf to Report First Quarter 2023 Financial and Operational Results

NEW YORK, May 5, 2023 / PRNewswire/ -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today announced that it will report its financial and operating results for the first quarter ended March 31, 2023 after market close on May 17, 2023.

Management will host a conference call and audio webcast that afternoon at 5:00 p.m. ET consisting of prepared remarks followed by a question and answer session related to the Company’s operational and financial highlights.

Event:	Curaleaf First Quarter 2023 Financial Results Conference Call

Date:	Wednesday, May 17, 2023

Time:	5:00 p.m. ET

Live Call:	+1-844-512-2926 (U.S.), +1-416-639-5883 (Canada) or +1-412-317-6300 (International)

Passcode:	5395830

Webcast:	https://ir.curaleaf.com/events

For interested individuals unable to join the conference call, a dial- in replay of the call will be available until May 24, 2023, and can be accessed by dialing +1-877-344-7529 (U.S.), +1-855-669-9658 (Canada) or +1-412-317-0088 (International) and entering replay pin number: 2106379

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf”) is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult use markets. In the United States, Curaleaf currently operates in 19 states with 152 dispensaries and employs nearly 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR Twitter Account: https://twitter.com/Curaleaf_IR

Investor Relations Website: https://ir.curaleaf.com/

Investor Contact:

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

IR@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporate Communications

media@curaleaf.com